VORYS Vorys, Sater, Seymour and Pease LLP Legal Counsel	52 East Gay Street P.O. Box 1008 Columbus, Ohio 43216-1008 614.464.6400 | www.vorys.com Founded 1909

Michael D. Martz

Direct Dial (614) 464-6451

Direct Fax (614) 719-4841

Email mdmartz@vorys.com

April 21, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Mark Webb
Legal Branch Chief

Re:	Citizens Independent Bancorp, Inc.

Dear Mr. Webb:

Pursuant to our discussion earlier today, please see the below for a brief summary of the background regarding the stock offering of Citizens Independent Bancorp, Inc. (the “Company”).

Banking Regulatory Issues

Between 2011 and the current date, the Citizens Bank of Logan (the “Bank”) and the Company entered into various regulatory agreements and/or Consent Orders with the various banking regulators including the Ohio Division of Financial Institutions (the “DFI”), the FDIC and the Federal Reserve Bank of Cleveland (“Fed”). These regulatory matters are more fully described on page 1 of Citizens’ Post-Effective Amendment to the S-1 registration statement.

Changes in Management and 2012 Financial Matters

During the late Summer of 2012, Vorys, Sater, Seymour and Pease LLP (“Vorys”) was engaged by the Company and the Bank to represent them in connection with the banking regulatory matters described above. Shortly thereafter, on September 17, 2012, President and CEO Bryan Starner resigned from his positions as President and CEO of the Company and the Bank. During the late Fall of 2012 and early Winter 2012, Donald P. Wood, a leading local business person in the Logan, Ohio and Athens, Ohio area had several meetings with the FDIC and DFI to discuss whether Mr. Wood would join Citizens and the Bank as interim CEO and Chairman of the Board of both institutions. Applications were filed with the DFI, FDIC and the Fed and Mr. Wood was approved as the Chairman and interim CEO of both institutions in late 2012.

Columbus | Washington | Cleveland | Cincinnati | Akron | Houston | Pittsburgh

April 21, 2014

For the year ended December 31, 2012, the Company recorded a net loss of $12.8 million.

Between the Fall of 2012 and the Fall of 2013, Mr. Wood oversaw a process whereby the entire management team and Board of Directors of both institutions were replaced. In addition, Mr. Wood worked closely with outside advisors and the banking regulators to put the Company in a position to raise capital so that the Company and the Bank would move toward compliance with regulatory capital requirements for the Bank and the Company.

Offering

Prior to commencing its stock offering in October 2013, the Company requested that its auditors (Dixon Davis) audit the six-month financial information for the Company ending June 30, 2013. This audit was completed in early August, 2013. On October 25, 2013, Citizens commenced an offering for the sale of up to 369,754 of its common shares, without par value, at a subscription price of $15.39 per share (up to $5,690,514), which subscription price equaled 90% of the book value per share of the Company on September 30, 2013. The offering has two components, a rights offering, which expired on January 31, 2014, followed by a public offering, which was originally scheduled to expire on April 30, 2014 but which the Board of Directors decided to extend until May 31, 2014. Pursuant to the terms of the offering, if the Company did not receive aggregate subscriptions for at least $2,500,000 in the rights offering and the public offering before the expiration of the public offering (the “Minimum Subscription Condition”), the offering would be terminated, all subscriptions would be rejected and all subscription amounts received in the rights offering and the public offering would be returned to the subscribers.

Rights Offering

In the rights offering, for each of the Company’s common shares held by a shareholder on October 21, 2013, the record date of the rights offering, the shareholder received a subscription right to purchase one of the Company’s common shares at the $15.39 per share subscription price. In addition, for each two shares purchased by a shareholder in the rights offering, the Company will issue to the shareholder, for no additional consideration, a warrant entitling the shareholder to purchase, upon exercise of the warrant, one additional common share. The exercise price of each warrant share is equal to 90% of the book value of a common share as reflected on the books of the Company on the last day of the month prior to the warrant exercise date. The warrant is exercisable until two years after the expiration date of the public offering, may be exercised only by payment of the warrant exercise price in cash and is non-transferable.

April 21, 2014

Public Offering

On February 1, 2014, following the expiration of the rights offering, the Company commenced the public offering of the common shares (and warrants) that were not subscribed for in the rights offering. The subscription price of the common shares and the warrant terms, offered in the public offering are the same as those offered to the Company’s shareholders in the rights offering.

On February 5, 2014, the Company had received subscriptions for the purchase of shares totaling more than $2,500,000. As a result, the Minimum Subscription Condition was satisfied at that time, and the Company accepted such subscriptions and issued the common shares to the subscribers.

Accounting Error

The Company terminated Dixon Davis as its auditor on November 26, 2013 and engaged Suttle & Stalnaker, PLLC on November 25, 2013. On March 10, 2014, the Company’s management determined that there was an accounting error in the reconciliation of the ATM settlement account that relates to 2012 that required a restatement of 2012 financial statements. Essentially a programming error resulted in undercollection of ATM fees due to the Bank. As a result of this program error, net income for 2012 was overstated by $344,000. To correct the error and as reported by the Company in a Form 8-K filed with the Securities and Exchange Commission on March 11, 2014, the Company restated its books for 2012, increasing the net loss previously reported by $344,000. This increased net loss for 2012 caused a reduction in the per share book value of the Company as of September 30, 2013 from $17.10 to $16.10.

Proposed Solution for the Offering

In the terms of the offering, the Company informed potential investors that it was selling its stock at a price of 90% of the book value of the Company as of September 30, 2013. Based upon the December 31, 2012 and June 30, 2013 audited financials, at the time that the Company’s S-1 registration statement went effective with the SEC and even after the Minimum Subscription Condition was satisfied on February 5, 2014, the price at which the Company’s securities were sold was accurate and consistent with the representations in the offering materials. However, as a result of the subsequent discovery of the accounting error referenced above and the recent restatement of the Company’s 2012 financials, the Company is now aware that 90% of the book value of the Company’s stock on September 30, 2013 was $14.49 rather than $15.39. To correct this issue, the Board of Directors of the Company is proposing amending the offering terms to provide each subscriber in the offering with the following two options:

Option 1 -- Rescission Right

Any subscriber in the rights offering or the public offering who wishes to rescind his or her subscription may do so by sending, prior to May 5, 2014, a written letter by certified mail or reputable overnight courier, addressed to the attention of:

April 21, 2014

Ron Reed
President
Citizens Independent Bancorp, Inc.
188 West Main Street
Logan, Ohio 43138

requesting such rescission and enclosing the stock certificate(s) that were issued to the subscriber in the offering. Upon receipt of such materials, Citizens will promptly refund to such rescinding subscriber the full subscription amount paid by him or her.

Option 2 – Adjustment of Offering Price and Issuance of Additional Shares in Return for Original Investment

Any subscriber who does not wish to rescind his or her subscription will receive additional common shares of Citizens in return for his or her original subscription amount. The number of additional common shares to be received will be calculated as follows:

Formula to determine Number of Additional Shares to be Received:

Original subscription amount

divided by

$14.49 (90% of the adjusted per share book value of Citizens on September 30, 2013)

=

Total number of shares to be received by the subscriber

minus

Shares already received by the subscriber

=

Additional Shares to be received by the subscriber

Because those subscribers who previously subscribed for common shares in the offering have already received their stock certificates, the Company will issue an additional stock certificate to each such subscriber with respect to the appropriate number of additional shares. Any fractional common share that otherwise would be created by this adjustment will not be issued and, instead, the subscriber will be refunded the appropriate amount for the fractional share (based on the new $14.49 per share subscription price).

For purposes of providing clarity to subscribers who are considering Option 2, we have provided an example below:

EXAMPLE

Assume that a subscriber originally purchased 100 shares at the original $15.39 per share price at a total subscription amount of $1,539.00. However, now that the per share price has been reduced from $15.39 to $14.49, this same subscriber would now be entitled to receive 106 shares for the same $1,539 investment. Citizens would issue a new certificate to the subscriber for the 6 additional shares and the 0.21 fractional share that would otherwise be created by this adjustment would, instead, be refunded through a cash payment to the subscriber in the amount of $3.04 ($14.49 X 0.21).

April 21, 2014

The Company originally intended to continue the public offering at the new $14.49 per share subscription price until April 30, 2014; however, because of the of the events described herein, the Board of Directors of the Company believes that it is appropriate to extend the public offering period until May 31, 2014. The Board of Directors also believes that it is unlikely that subscribers in the offering will exercise rescission rights in sufficient volume to cause the total amount raised by the Company in the offering (including the amount raised during the remaining period of the public offering) to be less than the $2,500,000 Minimum Subscription Condition. However, in the event that higher than expected rescissions cause the Minimum Subscription Condition not to be satisfied at the time of the expiration of the public offering, the Company will return to each subscriber his or her subscription amount promptly following such expiration (upon presentment of the stock certificate(s) that were issued to such subscriber in the offering).

We appreciate your consideration of the foregoing. If you have any questions or require any additional information, please call me at 614-464-6451.

Very truly yours,

/s/ Michael D. Martz

Michael D. Martz, Outside Legal Counsel for
Citizens Independent Bancorp, Inc.

MDM/dst